ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of
ADP Atlantic, LLC)
(S.E.C. I.D. No. 8-47885)

STATEMENT OF FINANCIAL CONDITION AS OF JUNE 30, 2022, AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a Public Document



Deloitte & Touche LLP

30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 489 1600
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's of ADP Broker-Dealer, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ADP Broker-Dealer, Inc. (the "Company") (a wholly owned subsidiary of ADP Atlantic, LLC) as of June 30, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

August 23, 2022

We have served as the Company's auditor since 1995.

ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of ADP Atlantic, LLC)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2022

ASSETS

Cash	$	86,367,880
Service fee receivable - net of allowance for bad debt of $ 75,825		23,227,573
Other assets		1,072,939
TOTAL ASSETS	$	110,668,392

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Payable to Affiliate	$	17,640,411
Taxes payable to Affiliate		24,458,395
Accrued expenses and other liabilities		276,299
Total liabilities		42,375,105
STOCKHOLDER'S EQUITY:		
Common stock, $1,000 par value - 100 shares authorized and outstanding		100,000
Paid-in capital		24,713,758
Retained earnings		43,479,529
Total stockholder's equity		68,293,287
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	110,668,392

See notes to financial statements.

ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of ADP Atlantic, LLC)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2022

1. **ORGANIZATION AND BUSINESS DESCRIPTION**

   Organization — ADP Broker-Dealer, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company and ADP, LLC ("ADP" or the "Affiliate") are wholly owned subsidiaries of ADP Atlantic, LLC (the "Parent"), which is a wholly owned subsidiary of Automatic Data Processing, Inc.

   Business Description — The Company was formed to receive compensation from mutual fund companies on a shared compensation basis (marketing and distribution service fees and administrative and recordkeeping service fees). The Retirement Services division of the Affiliate provides 401(k) plans to existing and prospective clients of ADP. Those 401(k) plans offer securities of major mutual fund companies on a payroll deduction basis, through ADP. The Company does not solicit investments or handle customer funds and/or securities.

2. **ACCOUNTING POLICIES**

   Basis of Presentation — The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

   Use of Estimates in the Preparation of Statement of Financial Condition — The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities during the reporting period. Management makes estimates regarding the collectability of receivables, deferred taxes, and other matters that affect reported amounts. Actual results could differ from the estimates included in the statement of financial condition.

   Service Fee Receivables — The Company records a receivable when revenue is recognized prior to payment and there is an unconditional right to payment. The Company expects to collect consideration within 10 to 45 days of billing. We assess the collectability of revenues based primarily on the creditworthiness of the customer as determined by the customer's payment history. The Company maintains an allowance for bad debt reserve through percentages based on aging. The allowance is included in the net service fee receivable on the statement of financial condition.

   Cash — All cash is on deposit in interest-bearing and non-interest-bearing accounts with major banks.

- 3 -

Fair Value of Financial Assets and Liabilities — The Company's financial assets and liabilities are recorded at amounts that approximate fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The carrying amounts are recorded at these values because they are short-term in duration, have no defined maturity, or have market based interest rates. Such assets and liabilities include cash, service fee receivable, other assets, payable to Affiliate, and accrued expenses and other liabilities.

The Company uses a three-level classification hierarchy of fair value measurements that establishes the quality of inputs used to measure fair value.

Details for the descriptions of the three levels follow:

Level 1 — Inputs to the valuation methodology are unadjusted quoted market prices for identical assets or liabilities in active markets as of the valuation date.

Level 2 — Inputs to the valuation methodology are quoted market prices for similar assets and liabilities in active markets; quoted market prices for identical or similar assets or liabilities in markets that are not active; and inputs other than quoted prices that are observable for the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and reflect the Company's own assumptions about the estimates market participants would use pricing the asset or liability based on the best information available in the circumstances (e.g., internally derived assumptions surrounding timing and amount of expected cash flows).

Cash is classified as Level 1 within the fair value hierarchy.

Service fee receivable and payable to affiliate are classified as Level 2 within the fair value hierarchy.

Accrued Expenses and Other Liabilities — The Company has accrued expenses and other liabilities which represent payments due for outside services performed and other various liabilities.

Income Taxes — The Company is allocated by the Affiliate a direct intercompany charge equivalent to taxes due on income as if it were filing a tax return on an individual company basis. This is pursuant to a tax sharing agreement.

The Company uses the asset and liability method in providing income taxes. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the statement of financial condition or tax returns.

Dividend to Parent — As a wholly owned subsidiary, the Company from time-to-time, after evaluating its net capital levels and upon approval of the Board of Directors, makes cash dividends to the Parent.

3.   INCOME TAXES

Income taxes are accounted for in accordance with ASC 740, Accounting for Income Taxes, which requires that deferred tax assets and liabilities be provided for all temporary differences between the book and tax basis of assets and liabilities. The Company has a deferred tax asset of $19,000 at June 30, 2022, which relates to a temporary difference due to the allowance for bad debt, and is included within the other assets line on the statement of financial condition. The difference between the federal statutory tax rate and the Company effective tax rate relates to state taxes.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the taxing authorities. The Company did not have any unrecognized tax benefits or liabilities resulting from tax positions related to either the year ended June 30, 2022, or other periods. The Company does not expect any change in unrecognized tax benefits or liabilities within the next year.

ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Tax related interest and penalties would be included in the provision for income taxes on the statement of income of the Company. The Company had no interest and penalties included in the statement of financial condition and the statement of income as of and for the year ended June 30, 2022, respectively.

The ADP tax returns, which include the Company's activity, are routinely examined by the IRS and tax authorities in foreign countries in which it conducts business, as well as tax authorities in states in which it has significant business operations.   The Company's activity is no longer subject to state and local examinations for fiscal years before 2012.

4. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The rollforward of the allowance for doubtful accounts consisted of the following for the fiscal year ended June 30, 2022:

Balance at beginning of year	$	16,495
Current year provision		59,330
Balance at end of year	$	75,825

5. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. The rule also requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. At June 30, 2022, the Company had net capital of $43,992,775 which was $41,167,766 in excess of its required net capital of $2,825,008. The Company's ratio of aggregate indebtedness to net capital was 0.96 to 1 at June 30, 2022.

6. RELATED-PARTY TRANSACTIONS

Management Services Fees —As defined in the Management Services Agreement (the "Agreement") between the Company and ADP, the Company shall pay ADP, for each calendar quarter, a management services fee equal to 108% of ADP's allocated costs and expenses. The transfer pricing markup was determined at 8% of fully allocated costs and expenses.

The management services fees represent various expenses incurred directly and indirectly in the conduct of the Company's business such as sales compensation, plan implementation, client and participant services, finance, compliance, legal, human resources, end-user computing, and other professional expenses.

Income Taxes — The results of operations of the Company are included in the consolidated federal income tax return of the Affiliate. The Company is allocated by the Affiliate a direct intercompany charge equivalent to taxes due on income as if it were filing a tax return on an individual company basis. There is an income tax payable to the Affiliate in the amount of $24,458,395 at June 30, 2022.

Dividends to Parent — — The Board of Directors approved and the Company paid dividends of $75,000,000 to the Parent during the year ended June 30, 2022.

7.   RISK FACTORS

Cash: The Company maintains cash with more than one financial institution. The Company's policy is designed to limit exposure with any one financial institution. As part of its credit and risk management processes, the Company performs periodic evaluations of the relative credit standing of the financial institutions with whom it places funds. The Company also monitors the condition of the financial institutions with whom it places funds on an ongoing basis to identify any significant change in a financial institution's condition. If such a change takes place, the amounts deposited in such financial institutions may be adjusted.

Service fee receivable: Credit risk related to Service fee receivable involves the risk of nonpayment by the counterparty. Credit risk is diversified due to the large number of fund families comprising the Company's customer base. The Company also performs ongoing credit evaluations of the financial conditions of its customers and evaluates the delinquency status of the receivables.

A major natural disaster or catastrophic event could have a materially adverse effect on our business, financial condition, and results of operations, or have other adverse consequences. The COVID-19 outbreak has created, and such other events may create, significant volatility and uncertainty and economic and financial market disruption. The extent of any such impact depends on developments which are highly uncertain and cannot be predicted, including the duration and scope of the event; the governmental and business actions taken in response thereto; actions taken by the Company in response thereto and the related costs; the impact on economic activity and employment levels; the effect on our clients, prospects, suppliers and partners; our ability to sell and provide our solutions and services, including due to travel restrictions, business and facility closures, and employee remote working arrangements; the ability of our clients or prospects to pay for our services and solutions; and how quickly and to what extent normal economic and operating conditions can resume.

8.   SUBSEQUENT EVENTS

The Company paid a dividend to the Parent on August 1, 2022, in the amount of $13,000,000.

The Company has evaluated all other events and transactions that occurred subsequent to June 30, 2022, through the date these financial statements were issued, and has determined there were no other events or transactions during such period which would require recognition or disclosure in these financial statements.